SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2003

Telesystem International Wireless Inc.

(Translation of registrant’s name into English)

1250 René-Lévesque Street West, 38th floor,
Montreal, Quebec H3B 4W8 Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

20-F [x]
40-F [  ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]
No [x]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto is a press release of the Registrant dated September 11, 2003 relating to the filing of a secondary offering preliminary prospectus to qualify the sale of 12,960,128 Common Shares.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESYSTEM INTERNATIONAL WIRELESS INC.

By:

/s/ Margriet Zwarts Name: Margriet Zwarts Title: General Counsel and Secretary

Date: September 15, 2003

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Press release of the Registrant dated September 11, 2003 relating to the filing of a secondary offering preliminary prospectus